No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal three months ended September 30, 2008 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: December 22, 2008

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2008

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2008 and March 31, 2008

	Yen (millions)
	September 30, 2008	March 31, 2008
	unaudited	audited
Assets
Current assets:
Cash and cash equivalents	¥954,408	¥1,050,902
Trade accounts and notes receivables, net of allowance for doubtful accounts of ¥9,115 million at September 30, 2008 and ¥8,181million at March 31, 2008	936,240	1,021,743
Finance subsidiaries-receivables, net (note 2)	1,519,304	1,340,728
Inventories (note 3)	1,334,851	1,199,260
Deferred income taxes	190,364	158,825
Other current assets	520,408	460,110

Total current assets	5,455,575	5,231,568

Finance subsidiaries-receivables, net (note 2)	2,873,062	2,707,820

Investments and advances:
Investments in and advances to affiliates	563,960	549,812
Other, including marketable equity securities	183,530	222,110

Total investments and advances	747,490	771,922

Property on operating leases :
Vehicles	1,455,662	1,014,412
Less accumulated depreciation	185,217	95,440

Net property on operating leases	1,270,445	918,972

Property, plant and equipment, at cost :
Land	469,593	457,352
Buildings	1,451,974	1,396,934
Machinery and equipment	3,263,015	3,135,513
Construction in progress	229,205	227,479

	5,413,787	5,217,278
Less accumulated depreciation and amortization	3,144,930	3,015,979

Net property, plant and equipment	2,268,857	2,201,299

Other assets	758,046	783,962

Total assets	¥13,373,475	¥12,615,543

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2008 and March 31, 2008

	Yen (millions)
	September 30, 2008	March 31, 2008
	unaudited	audited

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term debt	¥1,908,169	¥1,687,115
Current portion of long-term debt	859,591	871,050
Trade payables:
Notes	36,710	39,006
Accounts	889,313	1,015,130
Accrued expenses (note 4)	724,551	730,615
Income taxes payable	73,217	71,354
Other current liabilities	250,977	264,280

Total current liabilities	4,742,528	4,678,550

Long-term debt, excluding current portion	2,180,968	1,836,652
Other liabilities (note 4)	1,546,264	1,414,270

Total liabilities	8,469,760	7,929,472

Minority interests in consolidated subsidiaries	141,605	141,806

Stockholders’ equity:
Common stock, authorized 7,086,000,000 shares at September 30, 2008 and at March 31, 2008 : issued 1,834,828,430 shares at September 30, 2008 and at March 31, 2008	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	42,258	39,811
Retained earnings	5,320,620	5,099,983
Accumulated other comprehensive income (loss), net (note 6)	(787,432)	(782,198)
Treasury stock, at cost 20,292,173 shares at September 30, 2008 and 20,290,531 shares at March 31, 2008	(71,932)	(71,927)

Total stockholders’ equity	4,762,110	4,544,265

Commitments and contingent liabilities (note 5)
Total liabilities, minority interests and stockholders’ equity	¥13,373,475	¥12,615,543

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the six months ended September 30, 2008

Yen (millions)
September 30, 2008
unaudited
Net sales and other operating revenue	¥5,694,086

Operating costs and expenses:
Cost of sales	4,098,677
Selling, general and administrative	951,438
Research and development	273,773

5,323,888

Operating income	370,198

Other income :
Interest	22,392
Other	20,774

43,166

Other expenses :
Interest	11,414
Other	17,393

28,807

Income before income taxes, minority interest and equity in income of affiliates	384,557

Income tax (benefit) expense :
Current	67,087
Deferred	66,529

133,616

Income before minority interest and equity in income of affiliates	250,941

Minority interest in income of consolidated subsidiaries	(13,495)
Equity in income of affiliates	65,481

Net income	¥302,927

Yen
September 30, 2008
Basic net income per common share (note 9):	¥166.94

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended September 30, 2008

Yen (millions)
September 30, 2008
unaudited
Net sales and other operating revenue	¥2,826,865

Operating costs and expenses:
Cost of sales	2,058,223
Selling, general and administrative	483,165
Research and development	136,626

2,678,014

Operating income	148,851

Other income:
Interest	11,551
Other	11,468

23,019

Other expenses:
Interest	5,262
Other	17,146

22,408

Income before income taxes, minority interest and equity in income of affiliates	149,462

Income tax (benefit) expense:
Current	25,481
Deferred	21,977

47,458

Income before minority interest and equity in income of affiliates	102,004

Minority interest in income of consolidated subsidiaries	(5,976)
Equity in income of affiliates	27,288

Net income	¥123,316

Yen
September 30, 2008
Basic net income per common share (note 9):	¥67.96

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended September 30, 2008

Yen (millions)
September 30, 2008
unaudited
Cash flows from operating activities:
Net income	¥302,927
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	205,057
Depreciation of property on operating leases	92,757
Deferred income taxes	66,529
Minority interest in income	13,495
Equity in income of affiliates	(65,481)
Dividends from affiliates	26,759
Provision for credit and lease residual losses on finance subsidiaries-receivables	37,524
Impairment loss on investments in securities	13,673
Loss (gain) on derivative instruments, net	(56,015)
Decrease (increase) in assets:
Trade accounts and notes receivable	67,991
Inventories	(155,200)
Other current assets	(19,471)
Other assets	8,544
Increase (decrease) in liabilities:
Trade accounts and notes payable	(92,139)
Accrued expenses	(7,812)
Income taxes payable	4,405
Other current liabilities	12,943
Other liabilities	36,253
Other, net	(6,089)

Net cash provided by operating activities	486,650
Cash flows from investing activities:
Increase in investments and advances	(1,265)
Decrease in investments and advances	1,486
Payments for purchases of available-for-sale securities	(31,537)
Proceeds from sales of available-for-sale securities	1,309
Payments for purchases of held-to-maturity securities	(14,458)
Proceeds from redemptions of held-to-maturity securities	10,513
Capital expenditures	(314,465)
Proceeds from sales of property, plant and equipment	11,437
Acquisitions of finance subsidiaries-receivables	(1,555,101)
Collections of finance subsidiaries-receivables	1,110,815
Proceeds from sales of finance subsidiaries-receivables	123,090
Purchases of operating lease assets	(437,093)
Proceeds from sales of operating lease assets	53,995

Net cash used in investing activities	(1,041,274)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	228,914
Proceeds from long-term debt	870,684
Repayments of long-term debt	(540,316)
Cash dividends paid (note 7)	(79,842)
Cash dividends paid to minority interests	(9,473)
Payments for purchases of treasury stock, net	(6)

Net cash provided by financing activities	469,961
Effect of exchange rate changes on cash and cash equivalents	(11,831)

Net change in cash and cash equivalents	(96,494)
Cash and cash equivalents at beginning of the period	1,050,902

Cash and cash equivalents at end of the period	¥954,408

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2008 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2008. Consolidated financial statements for the year ended March 31, 2008 are derived from the audited consolidated financial statements, while consolidated financial statements for the six months ended September 30, 2008 are unaudited.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. generally accepted accounting principles.

(c)	Changes in Accounting Procedures for Consolidated Quarterly Financial Results

1.	Fair value measurements

Honda adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” effective April 1, 2008. This statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

In February 2008, FASB issued FASB staff position (FSP) No. FAS 157-2 “Effective date of FASB statement No. 157”. This FSP delays the effective date for SFAS No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The adoption of this statement does not have a material impact on the Company’s consolidated financial position or results of operations.

The company has omitted disclosures required by this statement.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	The fair value option for financial assets and financial liabilities

Honda adopted Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No. 115” effective since April 1, 2008. This statement permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. Honda has not elected the fair value option for the six months ended September 30, 2008. Accordingly, the adoption has no impact on the Company’s consolidated financial position or results of operations.

(d)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes, minority interest and equity in income of affiliates for the six months ended September 30, 2008. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	September 30, 2008	March 31, 2008
Finance subsidiaries-receivables
Allowance for credit losses	¥36,417	¥33,354
Allowance for losses on lease residual values	22,913	24,887

(3) Inventories

Inventories at September 30, 2008 and March 31, 2008 are summarized as follows:

	Yen (millions)
	September 30, 2008	March 31, 2008
Finished goods	¥850,703	¥755,122
Work in process	43,840	38,756
Raw materials	440,308	405,382

	¥1,334,851	¥1,199,260

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Product Warranties

The changes in provisions for product warranties for the six months ended September 30, 2008 and the year ended March 31, 2008 are as follows:

	Yen (millions)
	September 30, 2008	March 31, 2008
Balance at beginning of the period	¥293,760	¥317,103
Warranty claims paid during the period	(67,312)	(137,591)
Liabilities accrued for warranties issued during the period	53,857	136,355
Changes in liabilities for pre-existing warranties during the period	3,537	(1,476)
Foreign currency translation	2,200	(20,631)

Balance at end of the period	¥286,042	¥293,760

(5) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At September 30 and March 31, 2008, Honda has guaranteed ¥34,782 million and ¥36,456 million of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥34,782 million and ¥36,456 million, respectively, at September 30 and March 31, 2008. At September 30, 2008, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims including 72 purported class actions in the United States. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies”, Honda has recorded a contingent liability when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. Honda does not record liabilities for lawsuits or potential claims that it believes will not result in an unfavorable outcome or when a reasonable estimate of the amount of probable loss cannot be determined. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 72 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6) Comprehensive income (loss)

Comprehensive income (loss) for the six months ended September 30, 2008 is as follows:

Yen (millions)
September 30, 2008
Net income	¥302,927
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	2,931
Unrealized gains (losses) on marketable securities, net	(12,786)
Unrealized gains (losses) on derivative instruments, net	(48)
Pension and other postretirement benefits adjustments	4,669

Total comprehensive income	¥297,693

Comprehensive income (loss) for the three months ended September 30, 2008 is as follows:

Yen (millions)
September 30, 2008
Net income	¥123,316
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(72,960)
Unrealized gains (losses) on marketable securities, net	(13,235)
Unrealized gains (losses) on derivative instruments, net	444
Pension and other postretirement benefits adjustments	2,244

Total comprehensive income	¥39,809

(7) Information Related to Stockholders’ Equity

For six months ended September 30, 2008

(a)	Information concerning cash dividends

1.	Dividend payout

Resolution Type of shares Total amount of dividends (million yen) Dividend per share of common stock (yen) Record date Effective date Resource for dividend	The ordinary general meeting of shareholders on June 24, 2008 Common stock 39,921 22.00 March 31, 2008 June 25, 2008 Retained earnings

Resolution Type of shares Total amount of dividends (million yen) Dividend per share of common stock (yen) Record date Effective date Resource for dividend	The board of directors meeting on July 25, 2008 Common stock 39,921 22.00 June 30, 2008 August 25, 2008 Retained earnings

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	Dividend payable for the six months ended September 30, 2008, effective after the period

Resolution Type of shares Total amount of dividends (million yen) Dividend per share of common stock (yen) Record date Effective date Resource for dividend	The board of directors meeting on October 28, 2008 Common stock 39,921 22.00 September 30, 2008 November 26, 2008 Retained earnings

(b)	Significant changes in stockholders’ equity

None

(8) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment Information

As of and for the three months ended September 30, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥401,090	¥2,170,632	¥158,523	¥96,620	¥2,826,865	—	¥2,826,865
Intersegment	—	—	4,149	6,474	10,623	(10,623)	—

Total	¥401,090	¥2,170,632	¥162,672	¥103,094	¥2,837,488	¥(10,623)	¥2,826,865

Segment income (loss)	¥46,395	¥79,063	¥24,317	¥(924)	¥148,851	—	¥148,851

As of and for the six months ended September 30, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥794,138	¥4,398,645	¥304,328	¥196,975	¥5,694,086	—	¥5,694,086
Intersegment	—	—	7,868	12,960	20,828	(20,828)	—

Total	¥794,138	¥4,398,645	¥312,196	¥209,935	¥5,714,914	¥(20,828)	¥5,694,086

Segment income (loss)	¥77,548	¥240,275	¥53,090	¥(715)	¥370,198	—	¥370,198

Assets	¥1,220,216	¥5,884,158	¥6,473,585	¥289,721	¥13,867,680	¥(494,205)	¥13,373,475
Depreciation and amortization	¥25,692	¥171,834	¥93,189	¥7,099	¥297,814	—	¥297,814
Capital expenditures	¥44,669	¥245,550	¥437,508	¥7,116	¥734,843	—	¥734,843

Explanatory notes:

1.	Segment income is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥336,896 million as of September 30, 2008, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial Services Business include ¥92,757 million for the six months ended September 30, 2008, of depreciation of property on operating leases.

6.	Capital expenditures of the Financial Services Business include ¥437,093 million for the six months ended September 30, 2008, of purchase of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

(1) Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended September 30, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥504,141	¥1,297,927	¥322,591	¥373,578	¥328,628	¥2,826,865	—	¥2,826,865
Transfers between geographic areas	689,385	72,125	28,133	78,258	20,913	888,814	(888,814)	—

Total	¥1,193,526	¥1,370,052	¥350,724	¥451,836	¥349,541	¥3,715,679	¥(888,814)	¥2,826,865

Operating income	¥40,934	¥22,526	¥8,301	¥36,631	¥48,796	¥157,188	¥(8,337)	¥148,851

As of and for the six months ended September 30, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥969,420	¥2,732,962	¥655,322	¥734,059	¥602,323	¥5,694,086	—	¥5,694,086
Transfers between geographic areas	1,373,708	130,268	59,940	154,020	41,012	1,758,948	(1,758,948)	—

Total	¥2,343,128	¥2,863,230	¥715,262	¥888,079	¥643,335	¥7,453,034	¥(1,758,948)	¥5,694,086

Operating income	¥78,844	¥117,109	¥19,594	¥84,964	¥85,103	¥385,614	¥(15,416)	¥370,198

Assets	¥3,142,058	¥7,505,511	¥926,033	¥1,148,474	¥709,834	¥13,431,910	¥(58,435)	¥13,373,475
Long-lived assets	¥1,091,368	¥1,985,283	¥157,589	¥269,588	¥150,428	¥3,654,256	—	¥3,654,256

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Operating income of each geographical region is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates.

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥336,896 million as of September 30, 2008, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Overseas sales and revenues based on the location of the customer

For the three months ended September 30, 2008

Yen (millions)
September 30, 2008
North America	¥1,293,583
Europe	320,102
Asia	435,298
Other regions	387,096

For the six months ended September 30, 2008

Yen (millions)
September 30, 2008
North America	¥2,721,646
Europe	650,225
Asia	871,829
Other regions	707,937

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

(9) Per Share Data

(a)	Net Asset per Share

	Yen
	September 30, 2008	March 31, 2008
Net asset per share	¥2,624.42	¥2,504.36

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(b)	Net Income per Common Share

Net income per common share for the six months ended September 30, 2008 is as follows:

Yen
September 30, 2008
Basic net income per common share	¥166.94

* Diluted net income per common share is not provided as there is no potential dilution effect.

* The basis of computation of basic net income per common share is as follows:

Yen (millions)
September 30, 2008
Net income	¥302,927
Amount not applicable to common stock	—
Net income applicable to common stock	¥302,927
Weighted average number of common shares	1,814,538,088 shares

Net income per common share for the three months ended September 30, 2008 is as follows:

Yen
September 30, 2008
Basic net income per common share	¥67.96

* Diluted net income per common share is not provided as there is no potential dilution effect.

* The basis of computation of basic net income per common share is as follows:

Yen (millions)
September 30, 2008
Net income	¥123,316
Amount not applicable to common stock	—
Net income applicable to common stock	¥123,316
Weighted average number of common shares	1,814,537,399 shares

(10) Subsequent Event

No relevant information